Exhibit 12.1

Steak n Shake’s Ratio of Earnings to Fixed Charges

	53 Weeks		52 Weeks Ended
	Ended September 30, 2009		September 24, 2008	September 26, 2007		September 27, 2006		September 28, 2005
	In thousands

Earnings (loss) before income taxes	$7,192		$(34,784)	$14,871		$42,292		$44,444
Add: Fixed charges	15,444		15,744	16,081		14,670		14,595
Add: Amortization of capital interest	416		416	386		381		298
Less: Interest capitalized	-		231	660		2,057		906
Earnings (loss) available for fixed charges	23,052		(18,855)	30,678		55,286		58,432

Fixed Charges:
Interest expense	13,736		14,011	14,015		11,373		12,641
Capitalized interest	-		231	660		2,057		906
Rent expense attributable to interest	1,593		1,472	1,396		1,223		1,025
Amortization of debt issuance costs	115		30	10		17		23
Total fixed charges	15,444		15,744	16,081		14,670		14,595

Ratio of earnings to fixed charges	1.5	x	- *	1.9	x	3.8	x	4.0	x

*For the period ended September 24, 2008, earnings were insufficient to cover fixed charges.

For the purposes of calculating Steak n Shake’s ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations, plus fixed charges and the amortization of capitalized interest less interest capitalized. Fixed charges consist of interest expense, amortization of debt issuance costs, capitalized interest, and an estimate of the portion of Steak n Shake’s rental expense that is attributable to interest.